Exhibit 99.1

Perion Appoints Google Veteran Stephen Yap as Chief Revenue Officer

Brings 25 Years of Experience, including Over 17 Years of Expertise in Developing, Launching, &
Commercializing Google’s Marketing Platform for Agencies, Brands, & Retailers

NEW YORK & TEL AVIV – February 3, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today the appointment of Stephen Yap as the Company’s new Chief Revenue Officer.

As a 17-year veteran of Google, Yap was responsible for developing, launching, and commercializing Google’s platforms business and led its sales and operations for over seven years. He also founded Google’s data and measurement platforms business, starting with Google Analytics Premium. Over seven years of leading this business, Yap was responsible for global sales, business development, and commercializing Google Tag Manager, Audience Center, Data Studio, and attribution solutions. Previously, Yap worked as a Director of Sales at DoubleClick and holds a B.A. in Psychology from Boston College.

Tal Jacobson, Perion’s CEO, said, “As Perion is transforming into a marketing and advertising platform company, I cannot think of a better qualified person to lead our commercial efforts worldwide than Stephen. He brings a wealth of expertise from his time at Google, where he worked directly on its industry-leading marketing platforms, focusing on global strategy, adoption, and growth with brands and agencies worldwide.”

Stephen added, “I'm thrilled to join Perion at this crucial time in our industry. As we transition into AI-powered marketing, the need for enhanced efficiency, transparency, and connectivity is paramount, and Perion is uniquely positioned to lead this transformation. Perion’s technology will empower advertisers, agencies, and retailers to create true omnichannel strategies, enabling brands to reach their full potential and meet the evolving needs of consumers.”

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across all major digital channels. We are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com

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Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com